7601 Southwest Parkway

Austin, Texas 78735

October 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:  YETI Holdings, Inc.

Registration Statement on Form S-1

Submitted September 27, 2018

CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (the “Company”), hereby submits the Company’s selected unaudited, preliminary, estimated financial results for the third quarter ended September 29, 2018 (the “Estimated Financial Results”). The Company intends to include the Estimated Financial Results, in substantially the form set forth below, in a subsequent amendment to the Company’s Registration Statement on Form S-1 (Registration No. 333-227578) (the “Registration Statement”) beginning on page 6 of the Registration Statement after the paragraph under the heading “Prospectus Summary—Our Market.”

“Preliminary Third Quarter Results

We have not yet completed our closing procedures for the three months ended September 29, 2018.  Set forth below are selected unaudited, preliminary, estimated financial results for the third quarter ended September 29, 2018.  These estimated financial results are preliminary and subject to change.  Our independent registered public accountants have not audited, reviewed, compiled, or performed any procedures with respect to these estimated financial results and, accordingly, do not express an opinion or any other form of assurance with respect to these preliminary estimates.

We expect net sales and gross profit to increase to approximately $196.1 million and $97.5 million for the three months ended September 29, 2018, respectively, compared to $183.0 million and $82.2 million for the three months ended September 30, 2017, respectively.  We expect net income and Adjusted EBITDA to increase to approximately $17.0 million and $38.4 million for the three months ended September 29, 2018, respectively, compared to $11.3 and $30.5 million for the three months ended September 30, 2017, respectively.  We expect Adjusted EBITDA to represent approximately 19.6% of net sales for the three months ended September 29, 2018 compared to 16.7% for the three months ended September 30, 2017. We expect our cash to be approximately $52.0 million at September 29, 2018. We expect our long-term debt to be approximately $394.0 million at September 29, 2018.

The following table provides a preliminary reconciliation of net income to Adjusted EBITDA, as net income is the most directly comparable financial measure presented in accordance with GAAP.  All line items are estimated approximations.

	Three Months Ended
	September 29, 2018	September 30, 2017
Net income	$17,030	$11,271
Interest expense	7,756	8,351
Income tax expense	3,125	5,208
Depreciation and amortization expense (a)	6,333	5,815
Non-cash stock-based compensation expense (a)(b)	2,923	2,678
Early extinguishment of debt(c)	614	—
Investments in new retail locations and international market expansion(a)(d)	52	—
Transition to Cortec majority ownership(a)(e)	—	—
Transition to the ongoing senior management team(a)(f)	350	90
Transition to a public company(a)(g)	232	(2,935)
Adjusted EBITDA	$38,415	$30,478
Net sales	196,000	183,032
Adjusted EBITDA as a % of net sales	20%	17%

We include Adjusted EBITDA in this prospectus for the reasons described in “Summary Consolidated Financial and Other Data.”  All notes set forth above refer to notes set forth under “Summary Consolidated Financial Data.” Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in “Summary Consolidated Financial and Other Data.” We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We have provided the preliminary estimated results described above as our financial closing procedures for the month and three months ended September 29, 2018 are not yet complete. As a result, there is a possibility that our final financial results will vary from these preliminary estimates. However, we currently expect that our final financial results will be materially consistent with the amounts described above. We undertake no obligation to update or supplement the information provided above until we release our final financial results for the three months ended September 29, 2018.”

*       *       *

Any notices or communication concerning this letter should be directed to: Bryan C. Barksdale, Senior Vice President, General Counsel and Secretary, YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735, Telephone: (512) 394-9384, Facsimile: (512) 857-9387.

The Company supplementally informs the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that it anticipates commencing its roadshow on or about October 15, 2018, with a target pricing date of October 24, 2018.  To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to October 12, 2018.

If you have any questions, please feel free to contact the undersigned by telephone at (512) 640-7235. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Paul C. Carbone
Paul C. Carbone
Senior Vice President and Chief Financial Officer

cc:                                Ms. Aamira Chaudhry

Mr. Doug Jones

Mr. John Dana Brown

Mr. Bryan C. Barksdale

Mr. Michael Benjamin

Mr. Timothy R. Curry

Ms. Kimberly J. Pustulka